FORM 52-109FV1

CERTIFICATION OF ANNUAL FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I,   James   McGovern,   the   Chief   Executive   Officer   of   Quantitative   Alpha   Trading   Inc.,   certify   the

following:

1.

Review:   I   have   reviewed   the   AIF,   if   any,   annual   financial   statements   and   annual   MD&A,

including,  for  greater  certainty,  all  documents  and  information  that  are  incorporated  by  reference in  the  AIF  (together,  the  "annual  filings")  of Quantitative  Alpha  Trading  Inc. (the  "issuer")  for the financial year ended December 31, 2010.

2.

No  misrepresentations:  Based  on  my  knowledge,  having  exercised  reasonable  diligence,  the annual  filings  do  not  contain  any  untrue  statement  of  a  material  fact  or  omit  to  state  a  material fact  required  to  be  stated  or  that  is  necessary  to  make  a  statement  not  misleading  in  light  of  the circumstances under which it was made, for the period covered by the annual filings.

3.

Fair  presentation:  Based  on  my  knowledge,  having  exercised  reasonable  diligence,  the  annual financial  statements  together  with  the  other  financial  information  included  in  the  annual  filings fairly  present  in  all  material  respects  the  financial  condition,  results  of  operations  and  cash  flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date:     April 29, 2011

“James McGovern”

James McGovern

Chief Executive Officer

NOTE TO READER

In  contrast  to  the  certificate  required  for  non-venture  issuers  under  National  Instrument  52-109  Certification  of  Disclosure  in

Issuers'  Annual  and  Interim  Filings  (NI  52-109),  this  Venture  Issuer  Basic  Certificate  does  not  include  representations  relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting

(ICFR),  as  defined  in  NI  52-109.  In  particular,  the  certifying  officers  filing  this  certificate  are  not  making  any  representations relating to the establishment and maintenance of

i)   controls  and  other  procedures  designed  to  provide  reasonable  assurance  that  information  required  to  be  disclosed  by  the issuer  in  its  annual  filings,  interim  filings  or  other  reports  filed  or  submitted  under  securities  legislation  is  recorded,

processed, summarized and reported within the time periods specified in securities legislation; and

ii)  a  process  to  provide  reasonable  assurance  regarding  the  reliability  of  financial  reporting  and  the  preparation  of  financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to  support  the  representations  they  are  making  in  this  certificate.  Investors  should  be  aware  that  inherent  limitations  on  the ability  of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR  as defined in

NI  52-109  may  result  in  additional  risks  to  the  quality,  reliability,  transparency  and  timeliness  of  interim  and  annual  filings  and other reports provided under securities legislation.